We’re excited to reach out with some exciting updates. We’ve recently scaled operations and relaunched nationally!

Kendall and I are excited to announce our next fundraising round of up to $1M to fuel growth.

Over the last few years, we’re flattered to have heard from many friends and customers that they’d like to invest in our next round of funding, but our minimum check sizes for a typical equity round may be too high for what they are able to invest.

So, we’re excited to offer our Wefunder Campaign. Here are some details:

- Check sizes of over $25,000 will NOT incur a fee.
- We’ve negotiated a lower commission rate for all investments under $25K.
- We have already identified a Lead Investor who can kick off the Wefunder — he’s a leading CPG Advisor/Investor and has done a deep-dive into our financials, model and projections.
- We have also achieved/exceeded the minimum $50k investment so our Wefunder Campaign can be open to the public when we’re ready.
- We can also accept investments outside of Wefunder if that’s a preference.

We’d like to offer you Early Bird access to view the Campaign and invest before it goes public on May 30th. And please feel free to share it with anyone you think may be interested.

Here is a link to our Wefunder profile where you can see our Pitch Deck, New Video, and Key Highlights/Metrics. And please click “Watch for Updates” to get email updates on our progress.

Thanks again for your support! We’re so excited to extend this opportunity to join Square Baby as we embark on this next major phase of growth.

Katie & Kendall

KATIE THOMSON MS, RD | COFOUNDER & CEO

P: 503.869.7896
E: katie@squarebaby.com
W: www.squarebaby.com

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.